                                                                  EXHIBIT 12(b)

                            CNF TRANSPORTATION INC.

          COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                          ------------------------------------------------
                                    YEAR ENDED DECEMBER 31,
                          ------------------------------------------------
                              1996      1995      1994      1993      1992
                          --------  --------  --------  --------  --------
                                     (dollars in thousands)
Combined Fixed Charges
 and Preferred Stock
 Dividends:
  Interest Expense        $ 39,766  $ 33,407  $ 27,065  $ 29,890  $ 33,023
  Capitalized Interest       2,092       731       793       531         4
  Preferred Dividends       12,645    14,626    23,102    23,178    20,968
                          --------  --------  --------  --------  --------
Total Interest              54,503    48,764    50,960    53,599    53,995
Interest Component of
 Rental Expense             48,704    43,202    41,416    34,464    32,219
                          --------  --------  --------  --------  --------
Combined Fixed Charges
 and Preferred Stock
 Dividends:                103,207    91,966    92,376    88,063    86,214
  Less:
  Capitalized Interest       2,092       731       793       531         4
  Preferred Dividends       12,645    14,626    23,102    23,178    20,968
                          --------  --------  --------  --------  --------
    Net Fixed Charges     $ 88,470  $ 76,609  $ 68,481  $ 64,354  $ 65,242
                          ========  ========  ========  ========  ========
Earnings:
  Income (Loss) from
   Continuing Operations
   Before Income Taxes    $147,132  $152,942  $165,129  $ 66,202  $(26,783)
  Add: Net Fixed Charges    88,470    76,609    68,481    64,354    65,242
                          --------  --------  --------  --------  --------
    Total Earnings Before
     Combined Fixed
     Charges and
     Preferred Stock
     Dividends            $235,602  $229,551  $233,610  $130,556  $ 38,459
                          ========  ========  ========  ========  ========
Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock
 Dividends:
  Total Earnings          $235,602  $229,551  $233,610  $130,556  $ 38,459
  Combined Fixed Charges
   and Preferred Stock
   Dividends(1)            103,207    91,966    92,376    88,063    86,214
  Ratio                        2.3x      2.5x      2.5x      1.5x      0.4x(2)

-------
(1) Fixed charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments. Preferred stock dividends represent dividends on the Series C Conversion Preferred Stock, all of which was converted into Common Stock in March 1995.

(2) Earnings were inadequate to cover combined fixed charges and preferred stock dividends for the period shown; the deficiency was $47.8 million for the year ended December 31, 1992.